

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2018

Michael J. Wortley
Executive Vice President and Chief Financial Officer
Cheniere Energy, Inc.
700 Milam Street
Suite 1900
Houston, Texas 77002

> **Re:** **Cheniere Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed July 18, 2018**
> **File No. 333-226231**

Dear Mr. Wortley:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products